MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	168,791,818	100	165,854,976	100
2	CURRENT ASSETS	36,177,126	21	33,735,443	20
3	CASH AND SHORT-TERM INVESTMENTS	14,342,181	8	10,057,318	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	17,225,923	10	17,938,266	11
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,941,835	1	3,291,912	2
6	INVENTORIES	1,124,685	1	939,500	1
7	OTHER CURRENT ASSETS	1,542,502	1	1,508,447	1
8	LONG - TERM	908,009	1	1,132,222	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	869,838	1	982,970	1
11	OTHER INVESTMENTS	38,171	0	149,252	0
12	PROPERTY, PLANT AND EQUIPMENT	122,955,692	73	120,978,286	73
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	266,945,029	158	235,271,879	142
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	150,012,184	89	126,994,401	77
17	CONSTRUCTION IN PROCESS	6,022,847	4	12,700,808	8
18	DEFERRED ASSETS (NET)	778,936	0	938,035	1
19	OTHER ASSETS	7,972,055	5	9,070,990	5
20	TOTAL LIABILITIES	107,627,941	100	112,199,420	100
21	CURRENT LIABILITIES	31,884,228	30	39,158,708	35
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,891,745	10	9,314,483	8
24	STOCK MARKET LOANS	167,846	0	9,169,605	8
25	TAXES TO BE PAID	4,006,167	4	1,315,471	1
26	OTHER CURRENT LIABILITIES	16,818,470	16	19,359,149	17
27	LONG - TERM LIABILITIES	55,074,067	51	55,232,882	49
28	BANK LOANS	21,842,817	20	26,582,104	24
29	STOCK MARKET LOANS	33,231,250	31	28,650,778	26
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	12,979,271	12	12,180,648	11
32	OTHER LIABILITIES	7,690,375	7	5,627,182	5
33	CONSOLIDATED STOCK HOLDERS' EQUITY	61,163,877	100	53,655,556	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	61,163,877	100	53,655,556	100
36	CONTRIBUTED CAPITAL	38,664,148	63	39,270,078	73
37	PAID-IN CAPITAL STOCK (NOMINAL)	319,428	1	329,121	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	27,370,219	45	27,966,456	52
39	PREMIUM ON SALES OF SHARES	10,974,501	18	10,974,501	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	22,499,729	37	14,385,478	27
42	RETAINED EARNINGS AND CAPITAL RESERVE	74,390,075	122	62,366,385	116
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOL HOLDERS' EQUITY	(71,458,261)	(117)	(72,814,189)	(136)
45	NET INCOME FOR THE YEAR	19,567,915	32	24,833,282	46

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	14,342,181	100	10,057,318	100
46	CASH	1,047,858	7	1,087,297	11
47	SHORT-TERM INVESTMENTS	13,294,323	93	8,970,021	89

18	DEFERRED ASSETS (NET)	778,936	100	938,035	100
48	AMORTIZED OR REDEEMED EXPENSES	603,911	78	643,336	69
49	GOODWILL	175,025	22	294,699	31
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	31,884,228	100	39,158,708	100
52	FOREIGN CURRENCY LIABILITIES	10,887,878	34	5,143,616	13
53	MEXICAN PESOS LIABILITIES	20,996,350	66	34,015,092	87

24	STOCK MARKET LOANS	167,846	100	9,169,605	100
54	COMMERCIAL PAPER	167,846	100	9,169,605	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	16,818,470	100	19,359,149	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,818,470	100	19,359,149	100

27	LONG - TERM LIABILITIES	55,074,067	100	55,232,882	100
59	FOREIGN CURRENCY LIABILITIES	46,323,487	84	50,204,008	91
60	MEXICAN PESOS LIABILITIES	8,750,580	16	5,028,874	9

29	STOCK MARKET LOANS	33,231,250	100	28,650,778	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	33,231,250	100	28,650,778	100

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	12,979,271	100	12,180,648	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	12,979,271	100	12,180,648	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	7,690,375	100	5,627,182	100
68	RESERVES	7,690,375	100	5,627,182	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	(71,458,261)	100	(72,814,189)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(12,426,529)	17	(12,426,533)	17
71	INCOME FROM NON-MONETARY POSITION ASSETS	(59,031,732)	83	(60,387,656)	83

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

72	WORKING CAPITAL	4,292,898	(5,423,265)
73	PENSIONS FUND AND SENIORITY PREMIUMS	7,690,375	5,627,182
74	EXECUTIVES (*)	139	148
75	EMPLOYERS (*)	11,659	12,710
76	WORKERS (*)	51,977	54,652
77	CIRCULATION SHARES (*)	12,777,101,725	13,164,847,668
78	REPURCHASED SHARES (*)	387,745,943	845,152,332

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 1st TO DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	112,859,717	100	117,292,056	100
2	COST OF SALES	56,695,254	50	54,158,059	46
3	GROSS INCOME	56,164,463	50	63,133,997	54
4	OPERATING	16,547,340	15	18,114,680	15
5	OPERATING INCOME	39,617,123	35	45,019,317	38
6	TOTAL FINANCING COST	6,469,625	6	2,540,089	2
7	INCOME AFTER FINANCING COST	33,147,498	29	42,479,228	36
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	33,147,498	29	42,479,228	36
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	13,327,882	12	17,191,349	15
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	19,819,616	18	25,287,879	22
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(251,701)	0	(454,597)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	19,567,915	17	24,833,282	21
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	19,567,915	17	24,833,282	21
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	19,567,915	17	24,833,282	21
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	19,567,915	17	24,833,282	21

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	112,859,717	100	117,292,056	100
21	DOMESTIC	110,327,936	98	114,756,073	98
22	FOREIGN	2,531,781	2	2,535,983	2
23	TRANSLATED INTO DOLLARS (***)	255,763	0	253,381	0

6	TOTAL FINANCING COST	6,469,625	100	2,540,089	100
24	INTEREST PAID	6,045,553	93	7,396,080	291
25	EXCHANGE LOSSES	4,444,607	69	0	0
26	INTEREST EARNED	1,225,441	19	1,352,136	53
27	EXCHANGE PROFITS	0	0	1,224,560	48
28	GAIN DUE TO MONETARY POSITION	(2,795,094)	(43)	(2,279,295)	(90)

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	13,327,882	100	17,191,349	100
32	INCOME TAX	10,638,595	80	11,180,048	65
33	DEFERED INCOME TAX	(312,985)	(2)	2,856,034	17
34	WORKERS' PROFIT SHARING	3,002,272	23	3,155,267	18
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

36	TOTAL SALES	112,859,716	117,292,055
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	112,859,717	117,292,056
39	OPERATION INCOME (**)	39,617,123	45,019,317
40	NET INCOME OF MAJORITY INTEREST (**)	19,567,915	24,833,282
41	NET CONSOLIDATED INCOME (**)	19,567,915	24,833,282

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

1	CONSOLIDATED NET INCOME	19,567,915	24,833,282
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	19,618,197	22,485,004
3	CASH FLOW FROM NET INCOME OF THE YEAR	39,186,112	47,318,286
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,467,357)	1,483,042
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	36,718,755	48,801,328
6	CASH FLOW FROM EXTERNAL FINANCING	(7,583,312)	(8,399,338)
7	CASH FLOW FROM INTERNAL FINANCING	(13,415,522)	(21,580,086)
8	CASH FLOW GENERATED (USED) BY FINANCING	(20,998,834)	(29,979,424)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(11,435,058)	(23,664,910)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	4,284,863	(4,843,006)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,057,318	14,900,324
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,342,181	10,057,318

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	19,618,197	22,485,004
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,567,699	18,242,502
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	50,498	4,242,502

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,467,357)	1,483,042
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	712,343	(1,789,710)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(185,185)	(80,445)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,281,780	4,018,985
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,276,295)	(665,788)

6	CASH FLOW FROM EXTERNAL FINANCING	(7,583,312)	(8,399,338)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	16,054,603	73,448,106
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	168,607	842,051
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,990,453	0
27	(-) BANK FINANCING AMORTIZATION	(25,694,695)	(75,620,264)
28	(-) STOCK MARKET AMORTIZATION	(1,102,280)	(1,448,042)
29	(-) OTHER FINANCING AMORTIZATION	0	(5,621,189)

7	CASH FLOW FROM INTERNAL FINANCING	(13,415,522)	(21,580,086)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(605,930)	(1,342,334)
31	(-) DIVIDENS PAID	(7,210,901)	(7,082,927)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(5,598,691)	(13,154,825)

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(11,435,058)	(23,664,910)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(79,050)	(134,447)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,437,204)	(22,762,997)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	(1,489,625)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	81,196	722,159

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
P	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
	YIELD
1	NET INCOME TO NET SALES	17.34%		21.17%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	31.99%		46.28%
3	NET INCOME TO TOTAL ASSETS ( **)	11.59%		14.97%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	29.04%		24.25%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	14.28%		9.18%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.67	times	0.71	times
7	NET SALES TO FIXED ASSETS (**)	0.92	times	0.97	times
8	INVENTORIES ROTATION (**)	50.41	times	57.65	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	48	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.14%		10.03%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.76%		67.65%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.76	times	2.09	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.16%		49.33%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.79%		45.66%
15	OPERATING INCOME TO INTEREST PAID	6.55	times	6.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.05	times	1.05	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	0.86	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.10	times	0.84	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.34	times	0.30	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	44.98%		25.68%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	34.72%		40.34%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.19)%		1.26%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.07	times	6.60	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	36.11%		28.02%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	63.89%		71.98%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.02%		96.19%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
D	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount

1	BASIC PROFIT PER ORDINARY SHARE (**)	1.51		$1.84	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	0.00		$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0.00		$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	1.51		$1.84	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
8	CARRYNG VALUE PER SHARE	4.79		$4.08	$
9	CASH DIVIDEND ACUMULATED PER SHARE	0.56		$0.54	$
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.30	times	4.08	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.47	times	9.04	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION Final printing
  For the third consecutive year, TELMEX added more than one million lines, bringing the total to 14,446,436 fixed lines in service at year-end
  Internet access accounts totaled 1,165,401 with an addition of more than 250 thousand access accounts.
  During 2002, more than 400 thousand line equivalents for data transmission were added totaling 2,020,792

Operating results

Local

In the fourth quarter, 288,333 lines were added, 19.8% lower than the same period of 2001 but 6.8% higher than the third quarter. For the 12 months, there was a gain of 1,074,857 lines. Total lines in service had an annual increase of 8.0% totaling 14,446,436 lines.

Lines with at least one digital service increased 36.1% totaling 4,365,695 in the twelve months, reflecting penetration of digital services of 30.2% of lines, 6.2% more than in 2001.

In the fourth quarter, total call traffic amounted to 6,489 million calls, an increase of 2.0% compared with the same period of 2001 and 0.9% lower than the third quarter. For the full year, total call traffic rose to 25,678 million calls, 0.4% higher than the previous year.

Interconnection traffic with telecommunications operators was 5,822 million minutes in the fourth quarter, an increase of 13.4% and 3.4% more than in the third quarter. At year-end 2002, interconnection traffic rose to 21,651 million minutes, 12.1% higher than the previous year.

Long distance

In the fourth quarter, domestic long distance minutes totaled 3,731 million, 5.9%, higher than the same period of 2001 and 3.2% higher than the third quarter. For the full year, domestic long distance minutes increased 0.7%, totaling 14,347 million minutes.

In the fourth quarter, international long distance traffic totaled 912 million minutes, 19.9% lower than the same period of the previous year and 30.0% lower than in the third quarter. The decrease was due to lower economic activity in the United States as well as lower incoming international long distance traffic. For the full year, international long distance traffic increased 11.7%, totaling 4,922 million minutes.

Data

In the fourth quarter, 180,042 line equivalents for data transmission were added, 29.3% higher than the fourth quarter of 2001. At December 31, 2002, TELMEX had 2,020,792 line equivalents for data transmission, an annual increase of 28.4%.

During the quarter, 63,783 Internet access accounts were added, 5.8% lower than the same period of last year and 25.4% lower than the third quarter. For the full year, 252,274 Internet access accounts were added, 9.6% lower than the same period of last year. At year-end, TELMEX had 1,165,401 Internet access accounts in operation, 27.6% more than in 2001.

Prodigy Infinitum (DSL) had a gain of 21,681 accounts during the fourth quarter bringing the total at year-end to 66,566 accounts, up from 4,938 accounts in 2001. Prodigy Infinitum offers three speeds: 256 Kbps, 512 Kbps and 2,048 Kbps to its residential and small and medium sized business customers in order to meet their specific needs.

In 2002, TELMEX continued to offer packages of products and services in order to maintain the company's position in the competitive data market. As a result, revenues generated by the data transmission business for the fourth quarter rose to 3,355 million pesos, 8.2% higher than the fourth quarter of 2001 and 7.2% more than the third quarter. For the full year, data transmission revenues totaled 12,454 million pesos, 3.3% higher than the previous year.

TELMEX financial results

For the fourth quarter, total revenues decreased 1.6% compared with the same period of 2001 and for the full year, the decrease was 3.8% compared with 2001. The decrease in revenues was due to lower local, interconnection, domestic and international long distance traffic growth rhythm and because of the slowdown of economic activity and the reduction of rates in real terms.

Operating costs and expenses increased 4.5% compared with last year's fourth quarter and for the full year they increased 1.3%. If costs related with interconnection that increased 12.6% in the fourth quarter and 10.7% for the full year, due to the increase in traffic carried through TELMEX's network, and depreciation and amortization were put aside, total costs would show a decrease of 5.3% in the fourth quarter and 3.4% in the full year.

This is the result of a reduction in commercial, administrative and general expenses of 11.6% in the fourth quarter and a decrease of 8.7% for the full year. Cost of sales and services decreased 0.2% compared with the fourth quarter of last year and for the full year they only increased 0.4%.

In November 2002, TELMEX registered a charge of 12.5 million dollars related to our settlement with XO Communications.

In the fourth quarter, EBITDA decreased 1.2% totaling 15,205 million pesos and for the full year it totaled 59,185 million pesos, a decrease of 6.4%. Operating income was 10,763 million pesos in the fourth quarter, 10.6% lower than the same period of 2001. For the full year, operating income totaled 39,617 million pesos, 12.0% lower than in 2001.

During the fourth quarter, comprehensive financing cost had a charge of 802 million pesos, resulting from an exchange loss of 629 million pesos of a net interest charge of 853 million pesos and a gain of 680 million pesos in the monetary position. The exchange loss was mainly due to the fluctuation of the peso against the dollar, partially offset by hedges made by the company. For the full year, comprehensive financing cost rose to 6,470 million pesos.

At year-end, total debt outstanding was 66.1 billion pesos of which 57.2 billion pesos was in foreign currency. Hedges rose to 418 million dollars with an average strike price of 10.2487 pesos per dollar and monetary assets were 920 million dollars.

Net income for the fourth quarter was 5,284 million pesos, 17.6% lower than the same period of 2001. For the full year, net income was 19,568 million pesos, a decrease of 21.2% compared with the previous year. TELMEX's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.41 pesos, 16.3% lower than the same period of the previous year, and for the full year were 1.53 pesos, 19.0% lower than 2001.

Comments on local financial results

The local service income statement shows an increase in revenues for this line of business of 1.0% for the fourth quarter of 2002. The increase was mainly due to interconnection traffic with telecommunications and cellular operators that offset lower revenues in access, rents and measured service. For the year, local revenues decreased 3.3% because of the reduction of the interconnection rate and the reduction of local rates in real terms.

In the fourth quarter, costs increased 7.3% compared with the same period of the previous year. The decrease was due to charges of depreciation amortization and interconnection. If these charges were eliminated, operating costs and expenses would have decreased 1.8%.

EBITDA increased 0.2% in the fourth quarter and for the full year, it decreased 7.9%. Operating income for the fourth quarter decreased 9.5% and for the full year the decrease was 13.8%.

Comments on long distance financial results

The long distance income statement shows that long distance revenues for the fourth quarter decreased 8.0% due lower international long distance billed traffic as well as the reduction of long distance rates in real terms. Revenues for the full year decreased 8.9% because growth in traffic did not offset the decrease of long distance rates in real terms.

In the fourth quarter, total operating costs and expenses decreased 6.5% compared with the same period of 2001, due to the reduction of commercial, administrative and general expenses of 18.5% and the reduction of 14.9% of interconnection costs to the local network.

EBITDA for the fourth quarter was 5.3% lower than the same period of 2001. Operating income decreased 11.5% compared with the same period of the previous year. For the full year, EBITDA and operating income for the long distance business decreased 13.8% and 19.8%, respectively.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES

ANNEX 2

CONSOLIDATED

JUDGED INFORMATION Final printing

Notes to Consolidated Financial Statements

Years Ended December 31, 2002 and 2001

(Thousands of Mexican pesos with purchasing power at December 31, 2002)

1. Description of the Business and Significant Accounting Policies

I. Description of business

Telefonos de Mexico, S.A. de C.V. and its subsidiaries (collectively the Company or TELMEX ) provide telecommunications services, primarily in Mexico.

TELMEX obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission and internet services, and the interconnection of our customers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

The amended Mexican government concession under which the Company operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

II. Significant accounting policies

The significant accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of Telefonos de Mexico, S.A. de C.V. and subsidiaries, all of which are wholly owned, except for two in which the Company holds an equity interest of 80% and 85%. Related minority interest is not significant to these financial statements. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Recognition of revenues

Revenues are recognized as they accrue.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to customers.

Interconnection service revenues include charges for inconnecting fixed-system users with cellular users, as well as the interconnection of domestic long-distance operators', cellular telephone companies and local service operators' networks with the Telmex local network.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the Ministry of Communications and Transportation (SCT), through the Federal Telecommunications Commission (COFETEL). Domestic long-distance service revenues include data transmission and internet service revenues. International long-distance service revenues include the revenues earned under agreements with foreign telephone service operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities. These service revenues represent the net settlement between the parties.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant Mexican pesos as of December 31, 2002. The December 31, 2001 restatement factor applied to the financial statements at December 31, 2001 was 5.7%, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed on the restated investment using the composite group method. All other assets are depreciated using the straight-line method based on the estimated useful lives of the related assets.

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other nonmonetary assets were restated using adjustment factors obtained from the NCPI.

Capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items includes the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 12,426,533 at December 31, 2002 and 2001, and of the result from holding nonmonetary assets, which represents the net difference between restatement by the specific indexation method (see Note 4) and restatement based on the NCPI.

The net monetary gain represents the impact of inflation on monetary assets and liabilities. The net monetary gain of each year is included in the statements of income as a part of the comprehensive financing cost.

Bulletin B-12, Statement of Changes in Financial Position, specifies the appropriate presentation of the statement of changes in financial position based on financial statements restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not treated as noncash items in the determination of resources provided by operations.

d) Short-term investments and marketable securities

Short-term investments and marketable securities consist basically by time deposits in financial institutions; marketable securities are represented by equity securities and corporate bonds for trading. Both are stated at market value.

e) Equity investments in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

f) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied to income of the year.

g) Labor obligations

Pension and seniority premium costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3, Labor Obligations, issued by the MIPA (see Note 7). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

h) Income tax and employee profit sharing

The Company provides for deferred taxes based on the requirements of Mexican Accounting Principles Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the MIPA. Bulletin D-4 establishes the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Accordingly, the provision for income tax includes both the current year tax and the deferred portion. See Note 14 for additional information.

Deferred employee profit sharing is provided on temporary non-recurring differences with a known turnaround time.

i) Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The effect of inflation and changes in exchange rates were not material and are presented as part of the result from holding nonmonetary assets.

j) Comprehensive income

In conformity with Mexican Accounting Principles Bulletin B-4, Comprehensive Income, issued by the MIPA, comprehensive income consists of the net income for the year, plus the effects of labor obligations, the result from holding nonmonetary assets and related deferred income taxes applied directly to stockholders' equity.

k) Earnings per share

TELMEX determined earnings per share in conformity with Mexican Accounting Principles Bulletin B-14, Earnings per Share, issued by the MIPA (see Note 13).

l) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

m) Concentration of risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safety and liquidity. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable because it has a broad and geographically diverse customer base.

n) Financial instruments

The Company observes the requirements of Mexican Accounting Principles Bulletin C-2, Financial Instruments, issued by the MIPA. Bulletin C-2 establishes the basic rules to be observed by issuers of and investors in financial instruments when valuing, presenting and disclosing these instruments in their financial information. Bulletin C-2 requires that financial instruments (derivatives) be recognized as assets and liabilities and that the determined gains and losses on such instruments be credited and charged, respectively, to income, except for asset and liability hedges. To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives such as interest-rate swaps and short-term exchange hedges. The determined gains or losses on these transactions are credited or charged to income using the accrual method, net of the gains or losses on the related liabilities covered (see Note 8).

o) Reclassifications

Certain amounts shown in the 2001 financial statements as originally issued have been reclassified for uniformity of presentation with 2002.

2. Cash and Short-term Investments

At December 31, 2002, this caption includes equity securities and corporate bonds for trading in the amount of Ps. 1,585,062 of which aproximately U.S. $ 117 million and U.S. $ 5 million correspond to Worlcom, Inc. (WorldCom) bonds and shares, respectively. At December 31, 2001, the caption includes equity securities of Ps. 740,889. The Company included in the comprehensive financing cost for 2002, an unrealized loss of Ps. 1,080,366 correponding to decline in the values of equity securities (including Ps. 614,171 corresponding to WoldCom shares). In 2001, the caption included an unrealized gain of Ps. 323,422. The net realized loss on the sale of equity securities in 2002 was Ps. 62,420 (net realized loss of Ps. 102,063 in 2001). In the period from January 1through February 12, 2003 (the date of the audit report on these consolidated financial statements), the Company acquired WoldCom bonds in the amount of U.S. $ 284 million. At the date of the audit report, the Company held corporate bonds for a total of U.S.$ 388 million.

3. Accounts Receivable

Accounts receivable consist of the following:

	2002	2001

Customers	Ps. 19,079,175	Ps. 19,411,346
Net settlement receivables	419,759	749,845
Related parties	214,936	661,080
Other	1,307,140	1,880,986
	21,021,010	22,703,257
Less:
Allowance for doubtful accounts	1,853,252	1,473,079
Total	Ps. 19,167,758	Ps. 21,230,178

An analysis of activity in the allowance for doubtful accounts in the years ended December 31, 2002 and 2001 is as follows:
	2002	2001

Beginning balance at January 1	Ps. 1,473,079	Ps. 2,813,621
Increase through charge to expenses	928,946	1,295,177
Increase through charge to other accounts	399,402	-
Charges to allowance	(948,175)	(2,635,719)
Ending balance at December 31	Ps. 1,853,252	Ps. 1,473,079

4. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:
	2002	2001

Telephone plant and equipment	Ps. 215,502,583	Ps. 186,425,757
Land and buildings	27,255,657	26,716,696
Computer equipment and other assets	24,186,789	22,129,426
	266,945,029	235,271,879
Less:
Accumulated depreciation	150,012,184	126,994,401
Net	116,932,845	108,277,478
Construction in progress and advances to Equipment suppliers	6,022,847	12,700,808
Total	Ps. 122,955,692	Ps. 120,978,286

Included in plant, property and equipment are the following assets held under capital leases:
	2002	2001

Assets under capital leases	Ps. 4,093,140	Ps. 3,389,977
Less accumulated depreciation	556,508	237,036
	Ps. 3,536,632	Ps. 3,152,941

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present plant, property and equipment in the financial statements. This caption was restated as follows at December 31, 2002 and 2001:

  The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).

  The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2002, approximately 56% (51% in 2001) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Following are the plant, property and equipment amounts at December 31, 2002 and 2001, restated on the basis of the 2002 NCPI (starting with the appraised values at December 31, 1996) to meet NBSC disclosure requirements with respect to the restatement of fixed assets based on specific indexation factors:
	2002	2001

Telephone plant and equipment	Ps. 250,584,147	Ps. 234,623,807
Land and buildings	27,255,657	26,716,696
Computer equipment and other assets	26,786,401	26,096,959
	304,626,205	287,437,462
Less:
Accumulated depreciation	179,701,344	160,696,378
Net	124,924,861	126,741,084
Construction in progress and advances to Equipment suppliers	5,623,207	13,025,461
Total	Ps. 130,548,068	Ps. 139,766,545

d) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was Ps. 19,362,039 in 2002 and Ps. 17,707,774 in 2001.

5. Licenses

In May 1998, TELMEX acquired from the Mexican Government licenses to operate radio spectrum wave frequency bands to provide fixed wireless telephone services at a cost of Ps. 606,686. In December 1997, the Company also acquired from the Mexican Government concessions to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 181,628. These costs are being amortized over a period of twenty years.

An analysis of licenses as of December 31, 2002 and 2001 is as follows:
	2002	2001

Investment	Ps. 788,314	Ps. 788,314
Accumulated amortization	184,403	144,978
Net	Ps. 603,911	Ps. 643,336

Amortization expense in each year was Ps. 39,425.

6. Equity Investments

a) An analysis of the equity investment in affiliated and other companies at December 31, 2002 and 2001, together with a brief description, is as follows:
	2002	2001

Equity investments in:

Williams Communications Group, Inc		Ps. 104,746
Technology and Internet, LLC	Ps. 255,232	338,839
The Telvista Company	378,772	383,482
Other	274,005	305,155
	908,009	1,132,222
Goodwill	628,069	628,069
Accumulated amortization	453,044	333,370
Goodwill, net	175,025	294,699
Total	Ps. 1,083,034	Ps. 1,426,921

In November 2001, the Company sold to a related party all of its equity interest in Prodigy Communications Corporation (a company engaged in providing internet services in the U.S.A.) for U.S.$ 82.6 million, realizing a gain of Ps. 108,976.

In May 1999, the Company entered into an agreement with Williams Communications Group, Inc., which changed its name to WilTel Communications Group. Inc. in October 2002 (Williams), which is engaged in providing telecommunications services in U.S.A., to acquire approximately 1% of the shares comprising the capital stock of Williams. Since the market value of this investment at December 31, 2001 had substantially declined, the Company decided to make a charge of Ps. 931,870 to results of operations; this amount was included in the comprehensive financing cost. In 2002 the Company decided to write off the balance of this investment (Ps. 104,746) as TELMEX ceased to be a Williams stockholder as a result of the Company's restructuring.

In 2001, TELMEX made additional capital contributions of U.S.$ 3 million to Technology and Internet, LLC (TAI), thus maintaining its 50% equity interest in TAI's capital stock. TAI has made investments in companies engaged in e-commerce, located basically in the U.S.A. and Latin America.

In June 2001, TELMEX invested U.S.$ 47 million in The Telvista Company (Telvista), which represents 45% of such company's capital stock. Telvista is engaged in providing telemarketing services in the U.S.A.

In 2002, TELMEX made other investments in affiliated companies of U.S.$ 7 million (U.S.$ 33 million in 2001), mostly in telecommunications sector.

Total equity investments in affiliated companies during 2002 aggregated approximately U.S.$ 7 million (U.S. $ 83 million in 2001). Goodwill generated on these investments was not material.

TELMEX's equity interest in the results of operations of affiliated companies represented a charge to operations of Ps. 251,701 in 2002 (Ps. 454,597 in 2001).

b) On January 16, 2002, TELMEX, together with Fortsmann Little & Co. (Fortsmann Little), located in the U.S.A., entered into a definitive agreement to make capital contributions of as much as U.S.$ 400 million each to XO Communications, Inc. (XO). The consummation of the agreement was dependent on, among other things, XO's complete restructuring of its balance sheet and the approval of the transaction by the competent authorities.

On October 14, 2002, TELMEX and Fortsmann Little mutually agreed with XO to terminate the investment commitment, each paying XO U.S.$ 12 million, thus releasing all parties from any claim related to the commitment.

7. Employee Pensions and Seniority Premiums

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

In 1990, the Company set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which totaled Ps. 4,938,263 in 2002, and Ps. 5,173,979 in 2001. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

Analysis of the net period cost:
	2002	2001

Labor cost	Ps. 2,150,435	Ps. 1,946,509
Financial cost of projected benefit obligation	4,445,108	3,962,670
Projected return on plan assets	(3,948,617)	(3,356,889)
Amortization of past service costs	1,100,707	1,100,707
Amortization of variances in assumptions	413,761	106,603
Net period cost	Ps. 4,161,394	Ps. 3,759,600

An analysis of the projected benefit obligation is as follows:
	2002	2001

Present value of labor obligations:
Vested benefit obligations	Ps. 33,269,402	Ps. 31,408,369
Non-vested benefit obligations	33,691,139	31,356,520
Accumulated benefit obligations	66,960,541	62,764,889
Effect of salary projection	4,083,284	3,962,268
Projected benefit obligations	Ps. 71,043,825	Ps. 66,727,157

An analysis of the change in projected benefit obligations is as follows:

	2002	2001

Projected benefit obligations at beginning of Period	Ps. 66,727,157	Ps. 59,565,258
Labor cost	2,150,435	1,946,509
Financial cost on projected benefit obligations	4,445,108	3,962,670
Actuarial loss	1,370,563	4,467,072
Benefits paid to participants	(3,649,438)	(3,214,352)
Projected benefit obligation at end of year	Ps. 71,043,825	Ps. 66,727,157

An analysis of the change in plan assets is as follows:
	2002	2001

Established fund at beginning of year	Ps. 57,137,707	Ps. 48,791,612
Return on plan assets	(2,805,804)	3,172,116
Contributions to trust fund	4,938,263	5,173,979
Established fund at end of year	Ps. 59,270,166	Ps. 57,137,707

An analysis for the liability for employee pensions and seniority premiums is as follows:
	2002	2001

Projected benefits in excess of plan assets	Ps. 11,773,660	Ps. 9,589,450
Unamortized actuarial loss	(19,370,594)	(11,659,426)
Transition liability	(6,595,659)	(7,667,811)
Past services and changes in plan	(306,699)	(335,198)
Projected net asset	(14,499,292)	(10,072,985)
Additional minimum liability	22,189,667	15,700,167
Current net liability (accumulated benefit obligations net of plan assets)	Ps. 7,690,375	Ps. 5,627,182

An analysis of the effect on stockholders' equity is as follows:

	2002	2001

Additional minimum liability	Ps. (22,189,667)	Ps. (15,700,167)
Intangible asset	6,902,358	8,003,009
Effect of labor obligations on stockholders' Equity	Ps. (15,287,309)	Ps. (7,697,158)

In 2002, the actuarial loss of approximately Ps. 7,770,000 was due primarily to the adverse effect on plan assets of the overall behavior of the Mexican Stock Exchange. In 2001, the increase in the unamortized actually loss of approximately Ps. 4,500,000 was attributable basically to the increase in the projected benefit obligation resulting from the increase in salaries over the amount that was estimated at the beginning of the year.

The rates used in the actuarial studies were as follows:

	2002	2001
	%	%

Discount of labor obligations:
First year	6.84	6.84
Long-term average	5.85	5.85

Increase in salaries:
First year	1.85	1.85
Long-term average	0.96	0.96

Annual return from the fund	6.84	6.84

At December 31, 2002, 65.7% (66% in 2001) of plan assets were invested in fixed-income securities and the remaining 34.3% (34% in 2001) in variable-income securities.

8. Long-term Debt

Long-term debt consists of the following:

	Average weighted interest rates at December 31,		Maturities from 2003	Balance at December 31,
	2002	2001	through	2002	2001

Debt denominated in
foreign currency:
Convertible senior debentures (1)	4.2%	4.2%	2004	Ps. 10,312,500	Ps. 9,663,411
Senior notes (2)	8.2%	8.2%	2006	15,468,750	14,495,117
Banks	2.5%	3.1%	2013	26,516,243	25,351,032
Suppliers' credits	2.7%	3.3%	2022	1,919,680	2,993,435
Financial leases	2.3%	2.9%	2006	2,854,027	2,671,085
Mexican Government	2.2%	2.8%	2006	140,165	173,545
Total				57,211,365	55,347,625

Debt denominated in Mexican
pesos:
Commercial paper	8.3%	8.0%	2003	167,846	9,169,604
Domestic senior notes ("Certificados Busatiles")	9.2%	11.6%	2012	7,450,000	4,492,250
Banks	8.6%	7.2%	2004	1,300,000	4,693,080
Financial leases	8.7%	8.9%	2004	4,447	14,411
Subtotal				8,922,293	18,369,345
Total debt				66,133,658	73,716,970

Less short-term debt and current portion of long-term debt				11,059,591	18,484,088
Long-term debt				Ps. 55,074,067	Ps. 55,232,882

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2002 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 5.8% (6.0% at December 31, 2001).

(1) On June 11, 1999, the Company issued U.S.$ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$ 29.5762 per ADS, equal to a conversion ratio of 33.8110 "L" share ADSs per U.S.$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

Should any person or group (other than the present controlling stockholders) acquire 50% or more of the issuer's voting shares, the holders of the convertible debentures may ask TELMEX to repurchase the convertible debentures, for 100% of the principal amount plus unpaid accrued interest through the repurchase date.

The maturity date of the convertible debentures is June 15, 2004. The debentures bear 4.25% annual interest, payable semiannually. In 2002 and 2001, accrued interest on these debentures aggregated Ps. 441,467 and Ps. 461,358, respectively .

(2) On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$ 500 million with similar characteristics. In 2002, accrued interest on the bonds was Ps. 1,283,357 (Ps. 1,117,921 in 2001).

An analysis of the foreign currency denominated debt at December 31, 2002 is as follows:

	Foreign Currency (in thousands)	Exchange rate at December 31, 2002 (in units)	Mexican peso equivalent

U.S. dollar	5,521,637	Ps . 10.3125	Ps. 56,941,882
French franc	163,392	1.6493	269,483
Total			Ps. 57,211,365

At December 31, 2002, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at December 31, 2002 totaled approximately Ps. 4,153,000, at a floating interest rate of approximately LIBOR plus 85 basis points at the time of use.

Long-term debt maturities at December 31, 2002 are as follows:
Year ended December 31,	Amount

2004	Ps. 21,495,295
2005	5,358,289
2006	19,006,589
2007	7,507,176
2008 and beyond	1,706,718
Total	Ps. 55,074,067

During 2002, TELMEX made two placements of domestic senior notes ("Certificados Bursatiles") for a total of Ps. 3,200 million (Ps. 4,250 million in 2001) under the Ps. 10,000 million program authorized by the National Banking and Securities Commission. The unissued balance under this program is Ps. 2,550 million.

Hedges

As part of its currency hedging strategy, the Company uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2002, the Company entered into short-term exchange hedges which, at December 31, 2002, cover liabilities of U.S.$ 418 million (U.S.$ 2,740 million in 2001). In 2002, the Company recognized a credit to results of operations under these hedges of Ps. 1,605,781 (charge of Ps. 1,208,820 in 2001) corresponding to the fluctuation of the exchange rate.

To resolve its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the "TIIE" interbank rate and to pay a fixed rate. These swaps were recorded in results of operations of the year at the related market interest rates. At December 31, 2002 the Company had interest-rate swaps for a total base amount of Ps. 12,650 million. At December 31, 2001, the Company had no interest-rate swaps. In the year ended December 31, 2002 the Company recognized a charge under these contracts of Ps. 291,255 to the comprehensive cost of financing.

9. Deferred Credits

Deferred credits consist of the following at December 31, 2002 and 2001:
	2002	2001

Advance billings	Ps. 972,208	Ps. 1,065,471
Advances from customers and others	154,259	165,020
Total	Ps. 1,126,467	Ps. 1,230,491

10. Foreign Currency Position and Transactions

a) At December 31, 2002, TELMEX and its Mexican subsidiaries have a net foreign currency short position of U.S.$ 5,565 million (net foreign currency short position of U.S.$ 5,650 million at December 31, 2001).

The prevailing exchange rate at December 31, 2002 was Ps. 10.31 per U.S. dollar
(Ps. 9.14 per U.S. dollar at December 31, 2001). At February 12, 2003, the date of the audit report on these consolidated financial statements, the exchange rate of the Mexican peso relative to the U.S. dollar was Ps. 10.99 per U.S. dollar.

b) In the years ended December 31, 2002 and 2001, TELMEX and its Mexican subsidiaries had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.
	Million of dollars
	2002	2001

Net settlement revenues	U.S.$ 256	U.S.$ 253
Interest expense	278	284
Operating expenses	100	136

11. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2002, the Company had the following commitments under noncancelable leases:

Year ended December 31,
2003	Ps. 1,044,040
2004	949,089
2005	740,228
2006	265,603
Total	2,998,960
Less interest	140,486
Present value of minimum net rental payments	2,858,474
Less current portion	971,215
Long-term obligation at December 31, 2002	Ps. 1,887,259

b) At December 31, 2002, the Company has noncancelable commitments of approximately Ps. 867,013 (Ps. 1,523,624 in 2001) for the purchase of equipment.

c) There are no outstanding letters of credit issued to foreign suppliers for the purchase of materials and supplies.

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Telefonos de Mexico, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Telefonos de Mexico, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. COFETEL, based and the COFECO ruling, which was later reversed, handed down a new ruling imposing certain specific obligations on Telefonos de Mexico, S.A. de C.V. The ruling of the COFETEL was appealed in a Federal Court and is still pending. In 2001, the COFECO set aside its previous ruling and handed down a new ruling supporting the findings with respect to the substantial power that Telefonos de Mexico, S.A. de C.V. exercises over five telecommunications markets. Telefonos de Mexico, S.A. de C.V. has also appealed this ruling in a Federal District Court.

As a result, the COFECO has initiated other proceedings against Telefonos de Mexico, S.A. de C.V. that are also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Telefonos de Mexico, S.A. de C.V. to the COFECO for alleged monopolistic practices.

In July 2002, the COFECO ruled that Telefonos de Mexico, S.A. de C.V. was responsible for monopolistic practices. Telefonos de Mexico, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

Currently, the respective defense against the confirmation of the ruling is being prepared before the Federal Court of Justice for Tax and Administrative Matters.

f) Under Mexican law, Telefonos de Mexico, S.A. de C.V. remains jointly and severally liable for any obligations transferred to America Movil pursuant to the spin-off for a period of three years beginning on September 25, 2001, the spin-off date. Such liability, however, does not extend to any obligation with a creditor that has given its express consent relieving Telefonos de Mexico, S.A. de C.V. of such liability and approving the spin-off. In addition, Telefonos de Mexico, S.A. de C.V., has the following specific obligations:

  Telefonos de Mexico, S.A. de C.V. has guaranteed the indebtedness of ATL Algar Telecom Leste, S.A. under certain credit facilities, for up to U.S.$104.3 million. America Movil has agreed to indemnify Telefonos de Mexico, S.A. de C.V. for any liability under these guarantees.

  Telefonos de Mexico, S.A. de C.V. has guaranteed certain obligations of Iberbanda, S.A. (formerly FirstMark Comunicaciones España, S.A.). The guarantee is limited to 13.7 million euros. America Movil has agreed to indemnify Telefonos de Mexico, S.A. de C.V. for any liability derived from these guarantees.

12. Related Parties

In the years ended December 31, 2002 and 2001, the Company had the following significant transactions with related parties:

	2002	2001

Purchase of materials, inventories and fixed assets (1)	Ps. 4,935,778	Ps. 6,971,579
Payment of insurance premiums and fees for Administrative and operating services, security trading and others (2)	2,340,563	2,256,067
Payment of CPP interconnection fees (3)	8,029,378	7,754,046
Donations to a non-profit social-welfare Organization	-	528,514
Sale of materials and other services (4)	535,259	475,691
Sale of long distance and other telecommunications Services (5)	3,462,731	3,444,070

1) Includes P. 3,834,539 in 2002 (Ps. 5,748,903 in 2001) for fiber optic and satellite network services with a subsidiary of the Condumex group.

2) In 2002, includes Ps. 564,534 for insurance premiums with Seguros Inbursa, S.A. (Ps. 498,205 in 2001), as well as Ps. 274,411 (Ps. 303,675 in 2001) for fees paid for administrative and operating services to technology partners and Ps. 105,400 (Ps. 152,834 in 2001) for security trading fees paid to Inversora Bursatil, S.A.

3) Interconnection fee under the "Calling Party Pays" program (CPP); calls from a fixed lined telephone to a wireless telephone paid to a subsidiary of America Movil.

4) Includes Ps. 134,076 in 2002 (Ps. 173,430 in 2001) from the sale of construction materials to a subsidiary of the Condumex group.

5) Revenues from billings to an America Movil subsidiary.

At December 31, 2002, TELMEX had amounts due to a subsidiary of the Condumex group and a subsidiary of America Movil of Ps. 185 million and Ps. 851 million, respectively (Ps. 1,187 million and Ps. 614 million in 2001).

13. Stockholders' Equity

a) At December 31, 2002, capital stock is represented by 12,777 million common shares issued and outstanding with no par value, representing the Company's fixed capital (13,165 million in 2001). An analysis is as follows:

	2002	2001

4,136 million Series "AA" shares (4,307 million in 2001)	Ps. 13,473,367	Ps. 14,028,025
289 million Series "A" shares (313 million in 2001)	1,103,334	1,193,662
8,352 million Series "L" shares with limited voting rights (8,545 million in 2001)	13,112,946	13,073,890
Total	Ps. 27,689,647	Ps. 28,295,577

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

Since January 1, 2001, the Company's bylaws have contemplated the possibility of the holders of Series "L" shares exchanging such shares, in certain circumstances, for Series "AA" shares, . In 2001, a total of 1,106 million Series "L" shares were exchanged for Series "AA" shares.

b) In 1994, TELMEX initiated a program to purchase its own shares. For this purpose, in accordance with the Securities Trading Act in force through May 2001, the Company appropriated retained earnings to set up a reserve to purchase its own shares. A charge is made to the reserve for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

In February 2001, the stockholders approved an increase in the reserve to purchase the Company's own shares, bringing the balance of the reserve to Ps. 10,940,185 (Ps. 10,008,918 historical). During 2001, the Company acquired 843.7 million Series "L" shares for Ps. 14,472,551 (Ps. 13,400,776 historical) and 1.5 million Series "A" shares for Ps. 24,604 (Ps. 22,715 historical).

Under the Securities Trading Act, amended as of June 1, 2002, companies are no longer required to create a reserve for the purchase of their own shares. The Company's own shares acquired subsequent to this amendment were purchased using the reserve until it was exhausted, after which shares were acquired using the unappropriated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

In August 2001 and April 2002, the stockholders approved an increase of Ps. 10,000,000 (historical) and Ps. 4,549,888 (historical), respectively, in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 10,037,564 (historical) and Ps. 10,000,000 (historical), respectively. At December 31, 2002 and 2001, the unused authorized amount was Ps. 5,571,124 (historical) and Ps. 7,063,796 (historical), respectively.

During 2002, the Company acquired 386.4 million Series "L" shares for Ps. 6,183,668 (historical cost of Ps. 6,031,506) and 1.4 million Series "A" shares for Ps. 20,951 (historical cost of Ps. 20,747).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2002 and 2001, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2002 and 2001, were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8. The computation was made by deducting from net income for the year, the net comprehensive financing income, net of income tax and employee profit sharing, atributable to the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of convertible shares.

An analysis is as follows:
	2002	2001
Net income
Earnings per basic share:
Net income	Ps. 19,567,915	Ps. 24,833,282
Weighted average number of shares issued and Outstanding (millions)	12,986	13,541
Earnings per basic share (in pesos)	Ps. 1.507	Ps. 1.834

Earnings per diluted share:
Net income	Ps. 19,567,915	Ps. 24,833,282
Comprehensive financing cost (income), net of Income tax and employee profit sharing	673,380	(359,248)
Adjusted income	Ps. 20,241,295	Ps. 24,474,034

Weighted average number of shares issued and Outstanding (millions)	12,986	13,541
Add:
Potentially dilutive shares	676	676
Weighted average number of diluted shares issued and outstanding (millions)	13,662	14,217
Earnings per diluted share (in pesos)	Ps. 1.482	Ps. 1.721

e) At December 31, 2002, other accumulated comprehensive income items include the effects of labor obligations and the deficit from the restatement of stockholders' equity, net of deferred taxes of Ps. 10,442,173 and Ps. 61,016,088, respectively (Ps. 5.025,784 and Ps. 67,788,405 in 2001).

14. Income Tax

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnologico de Telefonos de Mexico, S.C., Fundacion Telmex, A.C., and the subsidiaries acquired during the year are excluded from this tax consolidation.

b) Asset tax for the years ended December 31, 2002 and 2001 was Ps. 2,691,626 and Ps. 2,761,145, respectively. In both years TELMEX credited against these amounts the corporate income tax paid in such years.

c) The corporate income tax rate for 2002 and 2001 was 35%. However, corporate taxpayers had the option of deferring a portion, so that the tax payable for those years represented 30% of taxable income. The earnings on which taxes were deferred must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer opted to defer payment of corporate income tax. The above-mentioned option of deferring a portion of income tax was eliminated effective January 1, 2002.

Since in 2001 the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account, and any excess will be distributed from the "net tax profit" account ("CUFIN") so as to pay the 5% deferred tax.

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of corporate income tax at the enacted tax rate at that time.

In addition, from January 1, 1999 through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, were subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385.

d) An analysis of income tax provisions is as follows:
	2002	2001

Current year	Ps. 10,638,595	Ps. 11,180,048
Deferred tax, net of related monetary position gain of Ps. 1,099,240 (Ps. 1,525,929 in 2001)	(312,985)	2,856,035
Total	Ps. 10,325,610	Ps. 14,036,083

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:
	Year ended December 31,
	2002	2001
	%	%

Statutory income tax rate	35.0	35.0
Depreciation	(2.9)	(0.5)
Financing costs	0.2	(2.2)
Other	(1.1)	0.7
Effective tax rate	31.2	33.0

A gradual one-percentage point annual reduction in the current 35% corporate income tax rate was approved starting in 2003 until the rate reaches 32% in 2005. The effect of this tax-rate change on deferred taxes represented a credit of Ps. 1,680,053 to 2002 results of operations (5% of pretax income). The effect of the tax-rate change is included in each of the related items presented.

The temporary differences on which the Company recognized deferred taxes in the years ended December 31, 2002 and 2001, were as follows:
	2002	2001

Deferred tax asset :
Allowance for doubtful accounts and slow- moving inventories	Ps. 631,414	Ps. 567,776
Tax loss carryforwards	9,472	18,292
Deferred income	316,884	131,880
Liability reserves	97,544	261,837
Pensions and seniority premiums	204,724	-
	1,260,038	979,785
Deferred tax liability:
Fixed assets	(13,669,431)	(11,840,425)
Inventories	(423,549)	(301,406)
Licenses	(146,329)	(163,889)
Pensions and seniority premiums	-	(854,713)
	(14,239,309)	(13,160,433)
Net deferred tax (liability)	Ps. (12,979,271)	Ps. (12,180,648)

At December 31, 2002, the balance of the restated contributed capital account (CUCA), the net tax profit account (CUFIN) and the net reinvested tax profit account (CUFINRE) was Ps. 24,404,550, Ps. 68,635,667 and Ps. 1,940,232, respectively. These amounts are for Telefonos de Mexico, S.A. de C.V. computed on a stand-alone basis.

15. Stock Option Plan

In September 2002, TELMEX introduced a stock option plan for its officers. The plan is for a duration of four years, and 50 million Series "L" shares are to be made available. Each year, plan participants may elect either to acquire all shares available or to defer their purchase until the final year. In 2002, options made available totaled 11,654,979 shares (11,546,917 shares in 2001) and options to 905,457 shares (106,248 shares in 2001) were exercised. The difference between market value and the assigned option price was not significant.

16. Segments

TELMEX operates primarily in two segments: local and long-distance telephone services. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services, exclusive of the long-distance calls originated in public and rural telephones and data transmission, services included in the others, adjustments and eliminations column. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:
	(Amounts in millions of Mexican pesos with purchasing power at December 31, 2002)
	Local Service	Long Distance	Others, adjustments and eliminations	Consolidated total

At December 31, 2002
Revenues:
External revenues	Ps. 71,810	Ps. 24,455	Ps. 16,595	Ps. 112,860
Intersegment revenues	9,974		(9,974)
Depreciation and amortization	13,269	2,475	3,824	19,568
Operating income	25,435	7,654	6,528	39,617
Segment assets	192,181	44,198	37,659	274,038

At December 31, 2001
Revenues:
External revenues	Ps. 74,095	Ps. 26,832	Ps. 16,365	Ps. 117,292
Intersegment revenues	10,437		(10,437)
Depreciation and amortization	12,525	2,214	3,503	18,242
Operating income	29,511	9,543	5,965	45,019
Segment assets	182,337	35,395	31,309	249,041

Additionally, the column Others, adjustments and eliminations includes the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant property and equipment (on gross basis) construction in progress, advances to suppliers and inventories for operation of the telephone plant.

17. Generally Accepted Accounting Principles in the United States Reconciliation

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States ("U.S. GAAP"). The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, consist of the accounting for pension plan costs, deferred income taxes and deferred employee profit sharing (deferred taxes), and the restatement of plant, property and equipment. Other differences are the accounting for interest on assets under construction, accrued vacation costs and the effect of derivated instruments.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost- based financial reporting for both Mexican and U.S. accounting purposes.

A summary reconciliation of net income, comprehensive income and total stockholders' equity between Mexican and U.S.GAAP, is as follows:

2002 2001

Net income as reported under Mexican GAAP Ps. 19,567,915 Ps. 24,833,282

Total U.S. GAAP adjustments, net (1,807,738) ( 3, 454,935)

Net income under U.S. GAAP 17,760,177 21,378,347

Other comprehensive income (2,460,946) 2,666,820

Comprehensive income under U.S. GAAP Ps. 15,299,231 Ps 24,045,167

Weighted average common shares outstanding (in millons):

Basic 12,986 13,541

Diluted 13,662 14,217

Net income per share under U.S. GAAP (in pesos):

Basic Ps. 1.368 Ps. 1.579

Diluted Ps. 1.349 Ps. 1.478

Total stockholders' equity under Mexican GAAP Ps. 61,163,877 Ps. 53,655,556

Total U.S. GAAP adjusment, net (3,363,625) 2,260,987

Total stockhoders' equity under U.S. GAAP Ps. 57,800,252 Ps. 55,916,543

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTSMENTS

ANNEX 3 CONSOLIDATED

JUDGED INFORMATION Final printing
					TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	NUMBER	OWNERSHIP	(Thousands of Pesos)
			OF		ACQUISITION	PRESENT
			SHARES	%	COST	VALUE
SUBSIDIARIES

1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797	100	16,374,507	30,390,014
2	Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	6,813,809
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition and leasing	686,001,490	100	702,096	2,984,280
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone plant	28,369,000	100	28,636	488,836
5	Limpieza Tecnica Especializada, S.A. de C.V.	Cleaning Service Company	50	100	49	55
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	29,440,000	100	89,430	138,392
7	Multicomunicacion Nacional, S.A. de C.V.	Trunking, sales & installation services	186,000,000	100	137,877	156,187
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone plant	19,400,000	100	19,397	110,581
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	64,410
10	Operadora Mercantil, S.A. de C.V.	Sale agent advertising space in yellow pages	50,000	100	54	1,291
11	Impulsora Mexicana de Telecomunicaciones, S.A. de	Network projects	4,602,225	100	4,602	27,668
12	Fuerza y Clima, S.A. de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	69,584
13	Telefonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	843,305
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	50,000	80.10	40	162
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	178,968
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,598
17	Telmex International, Inc.	Holding Company in the U S A.	3	100	172,757	195,691
18	Instituto Tecnologico de Telefonos De Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	246,121
20	Consorcio Red Uno, S.A. de C.V.	Design and integrated telec. Services	167,691,377	100	360,533	525,107
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	965,027
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	515,918
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	8,825
24	Teninver, S.A. de C.V	Investments in all types of businesses	61,952	100	62	65
25	Grupo Tecnico de Administracion, S.A. de C.V.	Management, consulting & org. Services	1,666,024,952	100	4,719,065	4,908,711
26	Telmex Internet Investments, L.L.C	Investments in Internet companies	1,000	100	996,366	1,143,923
27	Telmex Internet, L.L.C.	Investments in Internet companies	1,000	100	280,386	304,230
	Others Subsidiaries (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				26,172,121	51,083,762
	ASSOCIATES

1	T1MSN, Corp.	Internet Portal	3,010,850	50	280,386	54,767
2	Technology and Internet, LLC	Investments in Internet companies	500	50	974,989	255,232
3	Technology Fund I, LLC	Investments in communications companies	500	50	20,898	15,719
4	Organizacion Recuperadora de Cartera, S.A. de C.V.	Holding telemarketing company	459,124,621	45	459,125	457,857
5	Centro Historico de la Ciudad de Mexico, S.A. de C.V.	Real estate services	80,020,000	27.72	80,020	86,263
	Others Associates (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,815,418	869,838
	OTHER PERMANENT INVESTMENTS					38,171
	T O T A L					51,991,771

NOTES:

A) The number of shares of the company Consertel, S.A. de C.V. are presented in thousands, since this column only allows ten digits.

B) Telmex owns 100% of shares corresponding to the subsidiary Consertel, S.A. de C.V. minus one share.

C) Consertel, S.A. de C.V. owns 100% of the companies from number 2 to 25, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. of which 80.10% is owned.

D) The capital contribution in foreign subsidiaries L.L.C., numbers 26 and 27 are presented as membership interest.

E) The subsidiaries numbers 5, 10 and 24 are not currently in operation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT

(Thousands of Pesos)

ANNEX 4

CONSOLIDATED

JUDGED INFORMATION Final printing
					DEPRECIATION	CARRYING VALUE
CONCEPT	ACQUISITION	ACCUMULATED	CARRYING	REVALUATION	ON	(+) REVALUATION
	COST	DEPRECIATION	VALUE		REVALUATION	(-) DEPRECIATION
DEPRECIATION ASSETS
PROPERTY	4,657,796	843,101	3,814,695	17,492,234	9,160,240	12,146,689
MACHINERY	92,931,251	34,784,310	58,146,941	122,571,332	87,729,083	92,989,190
TRANSPORT EQUIPTMENT	1,463,860	996,649	467,211	1,178,016	1,121,775	523,452
OFFICE EQUIPMENT	573,445	296,454	276,991	599,146	469,827	406,310
COMPUTER EQUIPMENT	6,367,407	4,849,061	1,518,346	2,398,467	2,277,602	1,639,211
OTHER	6,377,173	3,171,445	3,205,728	5,229,275	4,312,637	4,122,366
DEPRECIABLE TOTAL	112,370,932	44,941,020	67,429,912	149,468,470	105,071,164	111,827,218
NO DEPRECIATION ASSETS
GROUNDS	1,063,156	0	1,063,156	4,042,471	0	5,105,627
CONSTRUCTIONS IN PROCESS	5,807,440	0	5,807,440	215,407	0	6,022,847
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	6,870,596	0	6,870,596	4,257,878	0	11,128,474
TOTAL	119,241,528	44,941,020	74,300,508	153,726,348	105,071,164	122,955,692

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

CREDITS BREAK DOWN

(Thousands of Pesos)

ANNEX 5 CONSOLIDATED

JUDGED INFORMATION Final printing
			Denominated in		Amortization of Credits in Foreing Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreing Currency With Foreing Entities (Thousands Of Pesos)
Credit	Amortization	Rate	Pesos		Time Interval						Time Interval
Type /	Date	of	Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution		Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/2005	2.38	0	0	0	0	0	0	0	0	0	29,267	29,267	17,691	0	0
ABN AMRO BANK (1)	30/11/2006	3.28	0	0	0	0	0	0	0	0	0	624,937	624,937	624,937	596,081	0
ABN AMRO BANK (1)	15/03/2008	2.81	0	0	0	0	0	0	0	0	0	928,781	928,781	928,781	928,781	774,094
DEXIA BANK (1)	31/12/2012	2.38	0	0	0	0	0	0	0	0	0	239,330	239,330	239,330	239,330	741,627
BANCO BILBAO VIZCAYA ARGENTARIA S.A. (1)	22/12/2007	2.13	0	0	0	0	0	0	0	0	0	81,428	162,857	162,857	162,857	162,857
BANCO INTERN., SAG (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	1,016	1,044	527	527	0
BANCO SANTANDER CENTRAL HIPANO NEW YORK BRANCH (1)	05/04/2008	1.58	0	0	0	0	0	0	0	0	0	23,338	23,338	23,338	23,338	23,338
BANK OF AMERICA NAT. (1)	17/04/2006	1.63	0	0	0	0	0	0	0	0	0	154,052	144,209	111,409	19,050	0
BANK OF AMERICA NAT. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	44,864	46,116	23,275	23,275	0
BANK OF AMERICA NAT. (1)	15/12/2003	1.76	0	0	0	0	0	0	0	0	0	21,899	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.63	0	0	0	0	0	0	0	0	0	203,220	83,079	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.38	0	0	0	0	0	0	0	0	0	89,320	89,320	89,320	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	1.76	0	0	0	0	0	0	0	0	0	8,140	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	139,233	145,664	73,183	73,183	0
CREDIT LYONNAIS (1)	16/10/2003	1.76	0	0	0	0	0	0	0	0	0	21,615	0	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	1.93	0	0	0	0	0	0	0	0	0	402,759	383,805	325,089	257,608	29,540
GOLDMAN SACHS INTERN (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	9,978	10,256	5,176	5,176	0
JP MORGAN CHASE BANK (1) *	14/12/2003	2.26	0	0	0	0	0	0	0	0	0	4,640,625	0	0	0	0
JP MORGAN CHASE BANK (1) *	20/12/2004	2.08	0	0	0	0	0	0	0	0	0	0	4,640,625	0	0	0
KREDITANSTALT FUR WIEDE (1)	15/12/2006	2.68	0	0	0	0	0	0	0	0	0	120,312	120,312	120,312	120,313	0
KREDITANSTALT FUR WIEDE (1)	30/11/2004	1.88	0	0	0	0	0	0	0	0	0	2,282	2,282	0	0	0
MARUBENI CORP. (1)	11/03/2004	2.88	0	0	0	0	0	0	0	0	0	30,938	15,469	0	0	0
MITSUI & CO. LTD (1)	30/11/2006	2.96	0	0	0	0	0	0	0	0	0	56,246	56,246	56,246	56,246	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	0	15,983	16,015	16,015	16,015	185,683
NORDEA BANK FINLAND PLC (1)	09/11/2004	2.88	0	0	0	0	0	0	0	0	0	121,688	95,906	0	0	0
NORDEA BANK FINLAND PLC (1)	04/12/2007	2.63	0	0	0	0	0	0	0	0	0	328,674	328,674	328,674	173,986	16,104
NORDIC INVESTMENT BANK (1)	06/12/2006	2.48	0	0	0	0	0	0	0	0	0	103,125	103,125	103,125	103,125	0
BNP PARIBAS N.Y. (1)	03/02/2003	2.26	0	0	0	0	0	0	0	0	0	37,331	0	0	0	0
PRIVATE EXPORT FUNDING CORP (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	52,156	0	0	0	0
SKANDINAVISKA ENSKILDA BANK (1)	15/08/2009	2.81	0	0	0	0	0	0	0	0	0	136,938	136,938	136,938	136,938	345,374
SKANDINAVISKA ENSKILDA BANK (1)	28/02/2004	2.38	0	0	0	0	0	0	0	0	0	79,994	20,242	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	1.82	0	0	0	0	0	0	0	0	0	20,603	0	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	14,310	14,710	7,424	7,424	0
SOCIETE GENERALE PARIS (1)	11/05/2007	2.13	0	0	0	0	0	0	0	0	0	92,346	45,737	19,712	795	14
SUMITOMO CORPORATION (1)	19/06/2006	2.63	0	0	0	0	0	0	0	0	0	96,869	82,517	53,643	19,560	0
THE BANK OF TOKYO-MITSUB (1)	29/12/2008	2.73	0	0	0	0	0	0	0	0	0	206,250	270,757	270,757	270,757	335,264
ARRENDADORA BANAMEX (1)	26/06/2004	2.38	0	0	0	222,796	118,377	0	0	0	0	0	0	0	0	0
BANAMEX AGENCIA NEW YORK (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	7,146	7,346	3,707	3,707	0
BANAMEX, S.A. (1)	27/06/2005	2.38	0	0	0	179,762	194,346	100,799	0	0	0	0	0	0	0	0
BANCA SERFIN AG. N. Y. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	3,691	3,857	1,940	1,938	0
BBVA BANCOMER (2)	27/01/2004	8.65	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	2.38	0	0	0	199,015	212,567	227,066	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.28	0	0	0	109,580	112,886	116,292	119,801	0	0	0	0	0	0	0
BANCO INTERNACIONAL, S.A. (1)	24/11/2006	2.19	0	0	0	23,387	24,040	12,133	12,133	0	0	0	0	0	0	0
BANCO SANTANDER MEX. (1)	04/03/2003	2.13	0	0	0	626,837	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	8.61	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	2.28	0	0	0	256,193	266,062	276,335	142,151	0	0	0	0	0	0	0
HEWLETT PACKARD DE MEX (2)	31/03/2005	8.00	0	0	0	34,060	34,060	8,515	0	0	0	0	0	0	0	0
TESORERIA DE LA FEDERACION (1)	24/12/2006	2.19	0	0	0	45,564	47,116	23,743	23,743	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	30/06/2004	8.74	3,867	580	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			3,867	1,300,580	0	1,697,194	1,009,454	764,883	297,828	0	0	9,190,684	8,872,761	3,743,406	3,240,011	2,613,895
STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
PAPEL COMERCIAL ** (2)	07/02/2003	8.29	167,846	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 02-2 (4)	10/02/2005	8.34	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 02 (4)	09/02/2007	8.60	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 01-2 (4)	26/10/2007	8.70	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
8 1/4% SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	15,468,750	0
4.25% CONVERTIBLE SECURITIES DUE 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	10,312,500	0	0	0
TOTAL STOCK EXCHANGE			167,846	7,450,000	0	0	0	0	0	0	0	0	10,312,500	0	15,468,750	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES			16,818,470	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,818,470	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			16,990,183	8,750,580	0	1,697,194	1,009,454	764,883	297,828	0	0	9,190,684	19,185,261	3,743,406	18,708,760	2,613,895

NOTES:

  Interest rates:

Credits break down are presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES
  The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.38 at December 31, 2002.

  TIIE at 28 days is equivalent to 8.535 at December 31, 2002.

  CETES at 91 days is equivalent to 7.34 at December 26, 2002.

  CETES at 182 days is equivalent to 7.8 at December 26, 2002.

  * Syndicated Credit Bank Agent
  ** The corresponding documents to this debt are DGE 182 10232 dated

  April 15, 2002, DGE 311 14611 dated Jun 1, 2002 and DGE 582 14882 dated October 18, 2002.

  The suppliers' Credits are reclasified to Banks Loans because in this document, SIFIC/ICS, Long Term opening to Suppliers' does not exist.

Exchange rates used:

Liabilities in foreign currency

Exchange rates at end of the month.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,521,637	10.3125
FRENCH FRANC (F.F.)	163,393	1.6493

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6 CONSOLIDATED

JUDGED INFORMATION Final printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS
1. INCOME
EXPORTS	552,115	5,262,408	0	0	5,262,408
OTHER	0	0	0	0	0
TOTAL	552,115	5,262,408	0	0	5,262,408
2. EXPENDITURE
IMPORT (RAW MATERIALS )	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,186,892	11,501,448	0	0	11,501,448
TOTAL	1,186,892	11,501,448	0	0	11,501,448
NET BALANCE	(634,777)	(6,239,040)	0	0	(6,239,040)
FOREIGN MONETARY POSITION
TOTAL ASSETS	807,628	8,328,669	0	0	8,328,669
LIABILITIES POSITION	5,521,637	56,941,881	26,132	269,484	57,211,365
SHORT TERM LIABILITIES POSITION	1,053,619	10,865,446	2,175	22,432	10,887,878
LONG TERM LIABILITIES POSITION	4,468,018	46,076,435	23,957	247,052	46,323,487
NET BALANCE	(4,714,009)	(48,613,212)	(26,132)	(269,484)	(48,882,696)

NOTES:

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:

THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

EXCHANGE RATES AT END OF THE MONTH.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,521,637	10.3125
FRENCH FRANC (F.F.)	163,393	1.6493

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7 CONSOLIDATED

JUDGED INFORMATION Final printing
	MONETARY	MONETARY	(ASSET) LIABILITIES	MONTHLY	MONTHLY
MONTH			MONETARY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION	AND LOSS

JANUARY	31,027,382	89,301,410	58,274,028	0.92	536,121
FEBRUARY	29,712,167	86,700,530	56,988,363	0.06	(34,193)
MARCH	31,768,376	86,801,951	55,033,575	0.51	280,671
APRIL	32,954,797	86,358,850	50,528,467	0.55	293,722
MAY	33,160,637	83,470,831	50,508,962	0.20	100,620
JUNE	35,284,013	85,812,480	48,112,373	0.49	247,589
JULY	34,942,345	85,451,307	47,219,345	0.29	146,476
AUGUST	36,400,666	84,513,039	48,112,373	0.38	182,827
SEPTEMBER	42,282,717	89,502,062	47,219,345	0.60	283,316
OCTOBER	42,871,093	90,549,355	47,678,262	0.44	209,784
NOVEMBER	43,668,688	88,634,775	44,966,087	0.81	364,225
DECEMBER	42,385,423	85,028,314	42,642,891	0.44	187,629
ACTUALIZATION :					74,661
CAPITALIZATION :					0
FOREIGN CORP. :					0
OTHER					(78,354)
TOTAL					2,795,094

NOTES:

A) THE MONTH OF FEBRUARY HAD DEFLATION. THE FORMAT SIFIC/ICS DOES NOT ACCEPT NEGATIVE SIGNS IN THE MONTHLY INFLATION COLUMN.

B) IN THIS ANNEX, THE MONTHLY LOSS EFFECT IS PRESENTED WITH A DEBIT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8 CONSOLIDATED

JUDGED INFORMATION Final printing
FINANCIAL LIMITED BASED IN ISSUED DEED AND /OR TITLE

DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

DOES NOT APPLY

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

PLANTS, COMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 CONSOLIDATED

JUDGED INFORMATION Final printing
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOT AVAILABLE		0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 CONSOLIDATED

JUDGED INFORMATION Final printing
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	COST PRODUCCION (%)

NOT AVAILABLE				0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DOMESTIC SELLS

ANNEX 11 CONSOLIDATED

JUDGED INFORMATION Final printing
	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOCAL SERVICE				53,189,874
LONG DISTANCE SERVICE				35,841,882
INTERCONNECTION				15,560,138
OTHERS				5,736,042
TOTAL				110,327,936

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

FOREIGN SELLS

ANNEX 11 CONSOLIDATED

JUDGED INFORMATION Final printing
	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS

NET SETTLEMENT				2,531,781

TOTAL				2,531,781

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 CONSOLIDATED

JUDGED INFORMATION Final printing
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31 st OF:		2001		63,415,935

Number of shares Outstanding at the Date of the NFEA :				13,164,847,668
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
1st.	A, AA y L.	13,076,877,931	31/03/2002	1,608,080

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFEA FROM THE PERIOD JANUARY 01 TO DICEMBER 31, OF 2002.

FISCAL EARNINGS			19,481,442
- DETERMINED INCOME			6,818,505
+ DEDUCTED WORKER'S PROFIT			0
- DETERMINED WORKER			0
- DETERMINED RFE			0
- NON DEDUCTABLES			76,821
NFEA OF PERIOD			12,586,116

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
(Present year Information)
NFEA BALANCE TO 31 OF DECEMBER OF 2002			83,294,189

Number of shares Outstanding at the Date of NFEA :			12,777,101,725
( Units )

MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO DECEMBER 31 OF 2001			0

Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

ANNEX 12 A CONSOLIDATED

JUDGED INFORMATION Final printing
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31 st OF:		2001		13,867,316

Number of shares Outstanding at the Date of the NFEAR:				13,164,847,668
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
2nd.	A, AA y L.	13,029,228,431	30/06/2002	1,789,625
3rd.	A, AA y L.	12,851,401,331	30/09/2002	1,775,975
4	A, AA y L	12,777,101,725	31/12/2002	1,759,532

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFEAR FROM THE PERIOD JANUARY 01 TO DECEMBER 31, OF 2002.
FISCAL EARNINGS:
+DEDUCTED WORKERS PROFIT SHARING			0
-DETERMINED INCOME TAX			0
-NON-DEDUCTABLES			0

-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT			0
DETERMINED RFE OF THE FISCAL YEAR			0
- INCOME TAX (DEFERED ISR)			0
* FACTOR TO DETERMINE THE NFEAR			0
NFER FROM THE PERIOD			0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD
NFEAR BALANCE TO 31 OF DECEMBER OF 2002			3,491,639
Number of shares Outstanding at the Date of the NFEAR			12,777,101,725
( Units )

MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO DECEMBER 31 OF 2001			0
Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

JUDGED INFORMATION Final printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.025		289,068,570	0		289,066,570	7,227	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		8,351,554,570	0		8,351,554,570	208,789	0
TOTAL	0.025		12,777,101,725	0	4,136,480,585	8,640,621,140	319,428	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
	12,777,101,725
SHARES PROPORTION BY:
CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASED OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIAL	SHARES	AT REPURCHASE		AT QUARTER

	L	387,745,943	15.67160		15.81300

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CONSOLIDATED

JUDGED INFORMATION Final printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO, D.F., AT FEBRUARY 12 OF 2003.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V.

INFORMACION GENERAL

DATOS GENERALES DE LA EMISORA
RAZON SOCIAL:	TELEFONOS DE MEXICO, S.A. DE C.V.
DOMICILIO:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
CODIGO POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 22 12 12
FAX:
E-MAIL:
DIRECCION INTERNET:

DATOS FISCALES DE LA EMISORA
RFC EMPRESA:	TME 840315KT6
DOMICILIO FISCAL:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.

RESPONSABLE DE PAGO
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - PISO 5, OFICINA 501
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

DATOS DE LOS FUNCIONARIOS
PUESTO BMV	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CARLOS SLIM HELU
DOMICILIO:	AV. PASEO DE LAS PALMAS NO. 750,
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	56 25 49 00
FAX:	55 20 15 10
E-MAIL:

PUESTO BMV	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JAIME CHICO PARDO
DOMICILIO:	PARQUE VIA 190 PISO 10, OFICINA 1001,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	55 46 15 46 & 52 22 51 52
FAX:	57 05 00 39
E-MAIL:

PUESTO BMV	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. ADOLFO CEREZO PEREZ
DOMICILIO:	PARQUE VIA 190 PISO 10, OFICINA 1016,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 57 80 & 52 22 51 44
FAX:	52 55 15 76
E-MAIL:

PUESTO BMV	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	2do. RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	GERENTE DE INTEGRACION CONTABLE
NOMBRE:	C.P. WALTERIO FLORES ARIAS
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 503,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 18 03 & 52 22 18 04
FAX:	57 05 07 29
E-MAIL:

PUESTO BMV	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACION CON INVERSIONISTAS
NOMBRE:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
DOMICILIO:	PARQUE VIA 198 PISO 7, OFICINA 701,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACION DE VALORES
NOMBRE:	LIC. MIGUEL ANGEL PINEDA CATALAN
DOMICILIO:	PARQUE VIA 198 PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 22
FAX:	55 46 21 11
E-MAIL: